FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of March, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit No. 1   - Director/PDMR Shareholding dated 2 March 2007
Exhibit No. 2   - Director/PDMR Shareholding dated 6 March 2007
Exhibit No. 3   - Treasury Stock dated 6 March 2007
Exhibit No. 4   - Director/PDMR Shareholding dated 7 March 2007
Exhibit No. 5   - Treasury Stock dated 7 March 2007
Exhibit No. 6   - Treasury Stock dated 9 March 2007
Exhibit No. 7   - Director/PDMR Shareholding dated 9 March 2007
Exhibit No. 8   - Treasury Stock dated 12 March 2007
Exhibit No. 9   - Treasury Stock dated 13 March 2007
Exhibit No. 10  - Treasury Stock dated 14 March 2007
Exhibit No. 11  - Director/PDMR Shareholding dated 15 March 2007
Exhibit No. 12  - Annual Report and Accounts dated 16 March 2007
Exhibit No. 13  - Annual Information Update dated 16 March 2007
Exhibit No. 14  - Director/PDMR Shareholding dated 23 March 2007
Exhibit No. 15  - Director/PDMR Shareholding dated 28 March 2007
Exhibit No. 16  - Treasury Shares dated 29 March 2007

Exhibit No. 1

March 2, 2007

Dear Sirs

Hanson PLC - DIRECTORS' / PDMRs' SHARE INTERESTS

1.         Vesting of March 1, 2004 Awards under Hanson Long Term Incentive Plan
(the "LTIP") and Grants under Hanson Share Option Plan (the "Option Plan")

Following the end of the three year performance period for the conditional awards of shares made and conditional options granted on March 1, 2004 under the
LTIP and Option Plan, respectively, on March 1, 2007 approximately 1.9 million
Hanson ordinary shares of 10p each ("shares") vested in favour of approximately
230 LTIP participants and approximately 0.4 million shares vested (ie became capable of being exercised at a subscription price of 439.6p per share) in favour of 13 Option Plan participants.

There were two performance measures to be satisfied for participants to become entitled under the Plans.

Half of the conditional awards of shares under the LTIP and half of the conditional grants of options under the Option Plan were dependent on Hanson's total shareholder return ("TSR") (ie the average share price adjusted for the reinvestment of dividends) over a three year performance period, compared to the members of an international peer group of 13 companies, including Hanson.
During the performance period, Hanson's TSR more than doubled and exceeded half of the members of the comparator group.  In accordance with the performance criteria, 30% of the conditional awards / grants of options subject to the TSR performance measure vested on March 1, 2007.

The remaining half of the conditional awards of shares under the LTIP and the remaining half of the conditional grants of options under the Option Plan were subject to the attainment of an economic value added target with a linear vesting schedule applying.  The improvement in economic value added over the three year performance period exceeded £37.2 million and means that 100% of the conditional awards / grants of options subject to the economic value added performance measure vested on March 1, 2007.

Overall, 65% of the conditional awards under the LTIP and 65% of the conditional grants of options under the Option Plan vested, with the balance of the awards and grants, respectively, lapsing.

Details of the participation of the executive directors and PDMRs of Hanson in the LTIP vesting are set out below:-

                                                                                   Resultant
                                            Reduction in shares    Shares          holding of
Director         Shares vesting             vesting (a)            retained        shares

A J Murray             133,075               54,561                78,514         441,426
G Dransfield            46,133               18,915                27,218         205,899

                                                Reduction in shares        Shares
PDMR                       Shares vesting              vesting (a)         retained

L S Cadzow                     32,095                 14,924                 17,171
J K Kitzmiller                 75,110                 27,378                 47,732
R C Manning                    66,413                 24,208                 42,205
P J O'Shea                     31,050                 12,730                 18,320
J R Read                       31,421                 12,883                 18,538
D J Szymanski                  24,397                 10,003                 14,394

a.         The executive directors and PDMRs concerned elected to satisfy their liabilities to income tax and (where applicable) national insurance contributions, arising on the vesting of shares under the LTIP, out of the share award.

Shares retained by the executive directors, PDMRs and other participants in the
LTIP will be transferred from treasury shares held by the Company.

Details of the participation of the executive directors and PDMRs of Hanson in the Option Plan are set out below:-

                              Number of shares under
Director                       option vesting                Exercise price          Expiry date of option

A J Murray                            110,896                   439.6p               February 28, 2014
G Dransfield                          46,133                    439.6p               February 28, 2014

PDMR

L S Cadzow                            32,095                    439.6p               February 28, 2014
P J O'Shea                            31,050                    439.6p               February 28, 2014
J R Read                              31,421                    439.6p               February 28, 2014
D J Szymanski                         24,397                    439.6p               February 28, 2014

2.         2007 conditional award under the LTIP

The 2007 conditional award under the LTIP has been made on March 1, 2007 to approximately 200 Hanson senior executives, including the executive directors and PDMRs listed below:

                                                                  Maximum conditional number
Director                                                                    of shares

A J Murray                                                                   153,982
P S Binning                                                                   64,984
G Dransfield                                                                  54,464

                                                                  Maximum conditional number
PDMR                                                                       of shares

L S Cadzow                                                                    38,398
J K Kitzmiller                                                                66,770
R C Manning                                                                   60,092
P J O'Shea                                                                    43,888
J R Read                                                                      36,152
D J Szymanski                                                                 29,754

The vesting of the conditional award under the LTIP is subject to the satisfaction of performance measures.  The Remuneration Committee of the Board of Hanson has decided that 50% of the conditional award of shares under the LTIP will be subject to a total shareholder return ("TSR") measure, 25% of the conditional award of shares will be subject to an EPS measure and the remaining
25% of the conditional award of shares will be subject to a cash flow growth measure.

For the TSR measure, the Company must achieve a TSR over a three year performance period which is greater than the TSR achieved by at least 50% of the members of an international comparator group of companies. If so 30% of the conditional award subject to the TSR measure will vest. All of the conditional award subject to the TSR measure will vest if the Company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group over the same period. Between these two points the award will vest in the proportion of 2.33% of the award for each 1% improvement in the
Company's ranking.

The vesting of awards under the EPS and cash flow growth performance measures will depend on the performance of the Company's EPS (continuing operations before impairments) and the Company's net cash flow from operating activities
(excluding additional pension contributions) over a fixed three-year performance period starting on the first date of the financial year in which the awards are granted.  For the 2007 conditional award, performance will be measured against the results for the year ending December 31, 2006.

The extent to which awards will vest will depend on the extent to which growth in these two performance measures exceeds inflation over the three year performance period on the following bases:

i)          EPS measure

Average annual EPS growth over the three year     % of award vesting applicable to the EPS
performance period                                performance measure
Less than RPI +3%                                                      0%
RPI + 3%                                                              25%
RPI +9% or more                                                       100%
Between RPI +3% and RPI +9%                                   Between 25% and 100%

                                                            on a straight line basis

ii)         Cash flow measure

Average annual cash flow growth over the three    % of award vesting applicable to the cash flow
year performance period                           growth measure
Less than RPI +5%                                                       0%
RPI +5%                                                                 25%
RPI +10% or more                                                       100%
Between RPI +5% and RPI +10%                                   Between 25% and 100%

                                                             on a straight line basis

This announcement is intended to satisfy obligations under both the Disclosure
Rules 3.1.4R(1) and S329 of the Companies Act 1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 2

March 6, 2007

Hanson PLC - DIRECTORS' SHARE INTERESTS

I have today been notified by A J Murray and G Dransfield, Directors of the
Company, that on March 6, 2007, they exercised options over Hanson ordinary shares under the Share Option Plan as detailed below.

1.         Mr Murray exercised options over 130,165 and 110,896 ordinary shares at subscription prices of 290.4p and 439.6p, respectively.  Mr Murray elected to sell the net number of shares arising, after accounting for the subscription costs, which resulted in the sale of 132,873 shares at a price of 799.47p per share.

Mr Murray continues to hold 441,426 Hanson ordinary shares.

2.         Mr Dransfield exercised an option over 46,133 ordinary shares at a subscription price of 439.6p per share.  Mr Dransfield elected to sell the net number of shares arising, after accounting for the subscription costs, which resulted in the sale of 20,782 shares at a price of 799.47p per share.

Mr Dransfield continues to hold 205,899 Hanson ordinary shares.

This announcement is intended to satisfy Hanson PLC's obligations under both
Rule 3.1.4R(1) of the FSA's Disclosure and Transparency Rules 3.1.4R(1) and S329
of the Companies Act 1985.

Graham Dransfield
Legal Director
Hanson PLC

Exhibit No. 3

March 6, 2007

Hanson PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 167,843 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on March
6, 2007 to participants in the Hanson Share Option Plan (including A J Murray and G Dransfield, Directors of Hanson) to satisfy exercises of option, the issued share capital of Hanson is 736,968,849 shares, of which 24,477,157 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 712,491,692.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Graham Dransfield
Legal Director
Hanson PLC

Exhibit No. 4

March 7, 2007

HANSON PLC - NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS

I have today been notified by J R Read, a PDMR of the Company, that on March 7,
2007, he exercised an option over 31,421 Hanson ordinary shares of 10p each
("shares") under the Share Option Plan at a subscription price of 439.6p per share.  Mr Read elected to sell the net number of shares arising, after accounting for the subscription costs, which resulted in the sale of 14,251 shares at price of 803.5p per share.

This announcement is intended to satisfy Hanson PLC's obligations under Rule
3.1.4R(1) of the FSA's Disclosure and Transparency Rules.

Graham Dransfield
Legal Director
Hanson PLC

Exhibit No. 5

March 7, 2007

Hanson PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 14,251 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on March
7, 2007 to a participant in the Hanson Share Option Plan to satisfy an exercise of option, the issued share capital of Hanson is 736,968,849 shares, of which
24,462,906 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 712,505,943.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Graham Dransfield
Legal Director
Hanson PLC

Exhibit No. 6

March 9, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 14,271 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on March
9, 2007 to a participant in the Hanson Share Option Plan to satisfy an exercise of option, the issued share capital of Hanson is 736,968,849 shares, of which
24,448,635 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 712,520,214.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Graham Dransfield
Legal Director
Hanson PLC

Exhibit No. 7

March 9, 2007

HANSON PLC - NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS

I have today been notified by P O'Shea, a PDMR of the Company, that on March 9,
2007, he exercised an option over 31,050 Hanson ordinary shares of 10p each
("shares") under the Share Option Plan at a subscription price of 439.6p per share.  Mr O'Shea elected to retain the net number of shares arising, after accounting for the subscription costs and taxes arising, which resulted in the sale of 5,880 shares at price of 819p per share.

This announcement is intended to satisfy Hanson PLC's obligations under Rule
3.1.4R(1) of the FSA's Disclosure and Transparency Rules.

Graham Dransfield
Legal Director
Hanson PLC

Exhibit No. 8

March 12, 2007

Hanson PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 21,460 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on March
12, 2007 to participants in the Hanson Share Option Plan to satisfy exercises of options, the issued share capital of Hanson is 736,968,849 shares, of which
24,427,175 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 712,541,674.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 9

March 13, 2007

Hanson PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 8,131 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on March
13, 2007 to a participant in the Hanson Share Option Plan to satisfy an exercise of option, the issued share capital of Hanson is 736,968,849 shares, of which
24,419,044 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 712,549,805.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 10

March 14, 2007

Hanson PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 1,185,827 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on March
14, 2007 to participants in the Hanson long term incentive plan following the vesting of the 2004 award on March 1, 2007, the issued share capital of Hanson is 736,968,849 shares, of which 23,233,217 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 713,735,632.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 11

March 15, 2007

Dear Sirs

Hanson PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("pdmr") OR CONNECTED PERSONS

I have today been notified by R C Manning, a PDMR of the Company, that he has transferred 42,205 Hanson ordinary shares to his wife, Mrs L A Manning.  Mr
Manning retains a beneficial interest in the shares.

This announcement is intended to satisfy obligations under Rule 3.1.4R (1) of the FSA's Transparency and Disclosure Rules.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 12

March 16, 2007

Dear Sirs

Annual Report and Form 20-F 2006
Summary Annual Report 2006
Form of Proxy / Notice of Annual General Meeting 2007
Letter to shareholders

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's
Document View Facility, which is situated at: -

Financial Services Authority

25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No:           (0)20 7676 1000

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 13

                                   HANSON PLC

 ANNUAL INFORMATION UPDATE FOR THE 12 MONTHS UP TO AND INCLUDING MARCH 16, 2007

In accordance with Prospectus Rule 5.2.1, the Company sets out below a summary of the information which has been published or made available to the public over the previous 12 months.

1.  RNS announcements

The following is a list of all announcements and filings that have been made via
RNS, a Regulatory Information Service, during the last 12 months.

Date                         Brief Description of Announcement

March 16, 2006               Annual Information Update for the 12 Months Up To
                             and Including March 15, 2006
March 21, 2006               Directors' Share Interests
March 22, 2006               Directors' Share Interests
March 24, 2006               Directors' Share Interests
April 12, 2006               Holding in Company
April 13, 2006               Directors' / PDMRs' Share Interests
April 26, 2006               Hanson PLC Annual General Meeting
April 26, 2006               2006 Annual General Meeting Resolutions
May 3, 2006                  Notification of transactions of directors, PDMR's
                             or connected persons
May 3, 2006                  Directors' / PDMRs' Share Interests
May 19, 2006                 Analyst and Investor US Site Visit
May 19, 2006                 Holding in Company
May 22, 2006                 Holding in Company
May 25, 2006                 Holding in Company
May 26, 2006                 Transaction in Own Shares
May 30, 2006                 Transaction in Own Shares
May 31, 2006                 Holding in Company
June 1, 2006                 Transaction in Own Shares
June 1, 2006                 Holding in Company
June 2, 2006                 Holding in Company
June 6, 2006                 Transaction in Own Shares
June 7, 2006                 Transaction in Own Shares
June 8, 2006                 Transaction in Own Shares
June 8, 2006                 Holding in Company
June 12, 2006                Transaction in Own Shares
June 13, 2006                Transaction in Own Shares
June 16, 2006                Transaction in Own Shares
June 19, 2006                Hanson completes acquisition of Material Service
June 20, 2006                Notice of Trading Statement
June 20, 2006                Transaction in Own Shares
June 21, 2006                Transaction in Own Shares
June 21, 2006                Director Declaration
June 28, 2006                Close Period Share Repurchase Programme
June 28, 2006                Hanson PLC Trading Statement
June 29, 2006                Transaction in Own Shares
July 4, 2006                 Holding in Company
July 11, 2006                Transaction in Own Shares
July 13, 2006                Transaction in Own Shares
July 14, 2006                Transaction in Own Shares
July 14, 2006                Holding in Company
July 17, 2006                Transaction in Own Shares
July 18, 2006                Transaction in Own Shares
July 20, 2006                Holding in Company
July 20, 2006                Hanson PLC Finance Director to move to Old
                             Mutual Plc
July 21, 2006                Transaction in Own Shares
July 25, 2006                Transaction in Own Shares
July 26, 2006                Transaction in Own Shares
August 1, 2006               Transaction in Own Shares
August 2, 2006               Interim Results 2006
August 3, 2006               Transaction in Own Shares
August 7, 2006               Transaction in Own Shares
August 7, 2006               Holding in Company
August 9, 2006               Transaction in Own Shares
August 10, 2006              Transaction in Own Shares
August 10, 2006              Interim Report
August 10, 2006              Hanson PLC to issue US$750 million of senior
                             unsecured fixed rate notes
August 16, 2006              Transaction in Own Shares
August 23, 2006              Holding in Company
August 24, 2006              Holding in Company
August 30, 2006              Holding in Company
September 1, 2006            Directors' Share Interests
September 6, 2006            Holding in Company
September 11, 2006           Transaction in Own Shares
September 28, 2006           Analyst and Investor UK Site Visit
September 29, 2006           Holding in Company
October 2, 2006              Holding in Company
December 5, 2006             Notice of Trading Statement
December 8, 2006             Total Voting Rights
December 12, 2006            Appointment of Finance Director
December 19, 2006            Hanson PLC Trading Statement
December 21, 2006            Holding in Company
February 22, 2007            Hanson PLC Preliminary Results 2006
March 1, 2007                Hanson PLC Annual Report and Form 20-F
March 2, 2007                Directors' / PDMRs' Share Interests
March 6, 2007                Treasury Shares
March 6, 2007                Directors' Share Interests
March 7, 2007                PDMRs' Share Interests
March 7, 2007                Treasury Shares
March 9, 2007                PDMR's Share Interests
March 9, 2007                Treasury Shares
March 12, 2007               Treasury Shares
March 13, 2007               Treasury Shares
March 14, 2007               Treasury Shares
March 15, 2007               PDMR's Share Interests
March 16, 2007               Annual Report and Accounts

2.  Documents Filed at Companies House

All Documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date                         Documents filed

March 21, 2006               Hanson PLC Annual Report and Form 20-F for the
                             year ended December 31, 2005
March 28, 2006               169(1B) Return by a public company purchasing its
                             own shares for holding in treasury
April 26, 2006               Ordinary and special resolutions passed at the
                             Hanson PLC AGM
June 27, 2006                169(1B) Return by a public company purchasing its
                             own shares for holding in treasury
July 12, 2006                169(1B) Return by a public company purchasing its
                             own shares for holding in treasury
July 14, 2006                169(1B) Return by a public company purchasing its
                             own shares for holding in treasury
July 31, 2006                169(1B) Return by a public company purchasing its
                             own shares for holding in treasury
August 7, 2006               169(1B) Return by a public company purchasing its
                             own shares for holding in treasury
August 16, 2006              169(1B) Return by a public company purchasing its
                             own shares for holding in treasury
August 23, 2006              169(1B) Return by a public company purchasing its
                             own shares for holding in treasury
September 15, 2006           169(1B) Return by a public company purchasing its
                             own shares for holding in treasury
October 9, 2006              169(1B) Return by a public company purchasing its
                             own shares for holding in treasury
October 31, 2006             288b for Jonathan Clive Nicholls
January 5, 2007              288a for Paviter Singh Binning
January 22, 2007             363 Annual Return
January 26, 2007             288c notification of change of address

3.  Documents published and sent to shareholders

Date                         Documents published

March 16, 2007               Summary Annual Report, Form of Proxy and Letter to
                             Shareholders
August 10, 2006              Interim Report

4.   Documents filed with the UKLA Document Viewing Facility

Date                         Documents filed

March 16, 2007               Annual Report and Form 20-F 2006

                             Summary Annual Report 2006

                             Form of Proxy / Notice of AGM

                             Shareholder Letter
March 6, 2007                20-F/A
March 1, 2007                Edgarised version of the Annual Report and Form 20-F
August 10, 2006              Interim Report

All documents sent to shareholders were filed with the UKLA Document Viewing
Facility on the same day.

5.   Documents filed with the Securities and Exchange Commission

The Company has submitted filings (including Form 20-F, Forms 6-K and Forms S-8)
to the Securities and Exchange Commission in the United States of America by
virtue of its shares listed on the New York Stock Exchange.

In accordance with 5.2.7 of the Prospectus Rules, we confirm that to the best of our knowledge, the information relating to the Company referred to above is up to date at the date of this announcement but it is acknowledged that such disclosures may, at any time, become out of date, due to changing circumstances.

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Company Secretary at the Company's registered office, 1 Grosvenor Place, London, SW1X 7JH.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 14

March 23, 2007

Dear Sirs

Hanson PLC - PDMRs' SHARE INTERESTS

1.   Following the invitation made to all eligible employees on February
     27, 2007,  I hereby notify you that the following PDMRs of the Company have today been granted options to subscribe for Hanson ordinary shares, as detailed below, under Hanson's UK HM Revenue and Customs approved savings related Sharesave Scheme.

                              Number of shares
     PDMR                       under option             Exercise price

     P J O'Shea                      1,431                          660p
     D S Szymanski                     859                          660p

2.   In total approximately 1,760 employees were granted options over approximately 757,278 ordinary shares on March 23, 2007 at an exercise price of 660p.

This announcement is intended to satisfy obligations under Rule 3.1.4R(1) of the
FSA's Disclosure and Transparency Rules.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 15

March 28, 2007

Dear Sirs

Hanson PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY
("PDMR")

I have today received notification from J K Kitzmiller, a PDMR of the Company, that he sold 9,546 Hanson ADSs at a price of US$80.8996 per ADS.  Each ADS is equivalent to 5 Hanson ordinary shares.

This announcement is intended to satisfy obligations under Rule 3.1.4R (1) of the FSA's Transparency and Disclosure Rules.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit 16

March 29, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson")  announces  that,  following the transfer of 36,553 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on March
29, 2007 to  participants  in the Hanson long term  incentive plan following the vesting of the 2004 award on March 1, 2007,  the issued share  capital of Hanson is 736,968,849 shares, of which 23,196,664 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 713,772,185.  This figure may be used by shareholders  as the  denominator for the  calculations by which they will determine if they are required to notify their interest in, or a change to their  interest in,  shares in Hanson under the FSA's  Disclosure  and
Transparency Rules.

This  announcement  does  not  constitute,  or form  part  of,  an  offer or any solicitation  of an  offer  to  purchase  or  subscribe  for  securities  in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   April 02, 2007